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SECU ... SSION

DW 5/19/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMPTON HEDGE FUND MARKETING LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 Geneva Hill Court
(No. and Street)

Oakton, VA 22124
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES E KERICH CPA 301-253-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James E Kench CPA
(Name – *if individual, state last, first, middle name*)

26501 RIDGE ROAD DAMASCUS MP 20872
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas McGregor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hampton Hedge Fund Marketing LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

IBRAHIM AMMAR NOTARY PUBLIC #7066494 MY COMMISSION EXPIRES 06/30/2011 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMPTON HEDGE FUND MARKETING LLC

FINANCIAL STATEMENTS

FOR THE YEAR
ENDED DECEMBER 31, 2010

HAMPTON HEDGE FUND MARKETING LLC

CONTENTS

JAMES E. KERICH
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

To the Member of
Hampton Hedge Fund Marketing, LLC

I have audited the accompanying statement of financial condition of Hampton Hedge Fund Marketing, LLC (the "Company"), as of December 31, 2010 and the related statements of income, changes in members' equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Hampton Hedge Fund Marketing, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

, CPA

Damascus, MD
February 25, 2011

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$ 25,144
Pension Asset	15,490
TOTAL ASSETS	$ 40,634

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses payable	$ 10,213
MEMBERS' EQUITY	30,421
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 40,634

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE		
Fee income		$104,847
TOTAL REVENUE		104,847
EXPENSES		
Pension Expenses	$ 137,847	
Professional fees	28,878	
Office Rent	11,400	
Insurance expense	4,521	
Travel and entertainment	2,869	
Telephone	2,781	
Regulatory fees	2,724	
Office Expense	1,500	
Taxes, other than on income	1,273	
TOTAL EXPENSES		193,793
NET LOSS		$ (88,946)

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Members' equity - January 1, 2010	$ 193,798
Net Loss	(88,946)
Capital Withdrawals	(94,000)
Other Comprehnsive Income	19,569
Members' equity - December 31, 2010	$ 30,421

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$ (88,946)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in Pension Provisions	$ 19,569	
Decrease in operating assets:		
Pension Asset	163,278	
Decrease in operating liabilities:		
Accrued expenses payable	(3,252)	
TOTAL ADJUSTMENTS		179,595
NET CASH PROVIDED BY OPERATING ACTIVITIES		90,649
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	(94,000)	
NET CASH USED FOR FINANCING ACTIVITIES		(94,000)
NET DECREASE IN CASH		(3,351)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		28,495
CASH AT END OF YEAR		$ 25,144

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hampton Hedge Fund Marketing, LLC (the "Company") began doing business as a registered broker-dealer with the Securities and Exchange Commission in January 2007. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

Basis of Accounting

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Advisory Fee income is recognized as earned, taking into consideration the terms of contractual arrangements and the period in which services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 ("ASC 820") (Valuation of Investments in Securities and Securities Sold Short at Fair Value – Definition and Hierarchy) and has determined that it bears no material effect on the financial statements as presented.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purpose of reporting cash flows, the Company considers cash as those amounts which are not subject to restrictions or penalties and have an original maturity of three months or less.

NOTE B - INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns.

NOTE C - MAJOR CUSTOMER

Substantially all of the Company's advisory fee income comes from one customer.

NOTE D – ADVERTISING COSTS

The Company expenses advertising costs as they are incurred. The company did not incur any advertising expenses for the year ended December 31, 2010.

NOTE E – RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

NOTE F – RELATED PARTY TRANSACTION

The Company rents space from a property owned by the shareholder. The monthly rent for this space is $950 per month and is on a month to month basis. The total cost incurred for 2010 was $11,400.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2010, the Company had net capital of $14,931, which exceeded the minimum requirement of $5,000 by $9,931. The Company's ratio of aggregate indebtedness to net capital ratio was .68 to 1.

NOTE H - DEFINED BENEFIT PENSION

The Company sponsors a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service up to a maximum of 10 years and the highest average compensation received during any 3 consecutive years. An employee becomes fully vested upon completion of 5 years of qualifying service. It is the policy of the Company to fund an amount to the pension plan each year that will maximize it's deduction for federal income tax purposes.

The company uses a December 31 measurement date for its plans. The following tables provide information about changes in the benefit obligation and plan assets and the funded status of the Company's pension benefit plan:

Projected benefit obligation	($ 733,058)
Fair value of plan assets	252,759
Funded status	($ 480,299)
Employer Contributions	$ 0
Participant Contributions	0
Benefits Paid	0

Amounts recognized in the statement of financial condition consist of:

Prepaid benefit costs	$ 15,490

The accumulated benefit obligation for defined benefit pension plan was $682,479 at December 31, 2010. The net periodic benefit costs recognized for 2010 were $137,846.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE H - DEFINED BENEFIT PENSION (Continued)

Assumptions

The company used a weighted average discount rate of 5.0% and an expected return on plan assets of 5.0% to determine benefit obligations and net periodic benefit cost at and for the year ended December 31, 2010.

The Company's expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2010 by asset category are as follows:

Asset Category	
Hedge Funds	57%
Equity Securities	3
Unsecured Debt	40
Total	100%

The Company's investment strategy is to provide a modest return (5 – 10%) per year by investing in stocks, bonds, cash and hedge fund instruments. The Company attempts to mitigate investment risk by providing a diversified pool of assets with little correlation to major stock indices.

No plan assets are expected to be returned to the Company during 2011. The Plan divested $230,000 to plan beneficiaries during 2009 due to economic hardship withdrawals of which $100,000 will be repaid. The money is held by the plan as unsecured debt.

Cash Flows

The Company's contribution to the pension plan is discretionary and currently has not determined an amount, if any, to be funded to the plan for 2011. Total benefit payments of $194,463 are expected to be paid beginning in the year 2030.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net